Exhibit 99.1

•     SPONSORSHIP REVENUE INCREASED 52.2%

•     RECORD THIRD QUARTER REVENUE OF £91.7 MILLION

•     ADJUSTED EBITDA INCREASED 22.5% TO A THIRD QUARTER RECORD OF £25.0 MILLION

MANCHESTER, U.K. — 2 May 2013 — Manchester United (NYSE: MANU; “the Company” and “the Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the three and nine month periods ended 31 March 2013.

Highlights

•                  Increased third quarter commercial revenue 31.9% year on year.

•                  Innovative Training Centre sponsorship as part of our eight year partnership with Aon.

•                  Announced three new Sponsorship deals — gloops (regional; Japan) our first social gaming agreement; Ekspres Bank (financial services, Denmark); and BIDV (financial services, Vietnam).

•                  2013 Summer Tour — in addition to Australia, Japan, and Hong Kong the Tour will also include Thailand.

•                  Won the 2012/13 Premier League title for a record 20 English League titles with four games to spare.

Commentary

Ed Woodward, Executive Vice Chairman commented, ‘Each of our three primary sectors — Commercial, Broadcasting and Matchday — delivered strong top-line gains and helped us achieve a record third quarter for both revenue and adjusted EBITDA.  In addition, we are delighted to be continuing and deepening our relationship with Aon, as our new Training Kit, Training Centre and Tour Partner, for an additional eight years’.

Outlook

For fiscal 2013, Manchester United continues to expect:

•                  Revenue to be £350m to £360m.

•                  Adjusted EBITDA to be £107m to £110m.

Key Financials (unaudited)

£ million (except earnings	Three months ended 31 March			Nine months ended 31 March
per share)	2013	2012	Change	2013	2012	Change
Commercial revenue	36.0	27.3	31.9%	114.5	89.5	27.9%
Broadcasting revenue	21.7	16.9	28.4%	75.0	76.4	(1.8)%
Matchday revenue	34.0	26.6	27.8%	88.6	79.9	10.9%
Total revenue	91.7	70.8	29.5%	278.1	245.8	13.1%
Adjusted EBITDA*	25.0	20.4	22.5%	91.5	84.6	8.2%

(Loss)/profit before tax	(3.1)	2.8	—	19.2	15.7	22.3%
Tax credit/(expense)	6.7	(1.7)	—	21.1	22.5	(6.2)%

Profit for the period (i.e. Net Income)	3.6	1.1	227.3%	40.3	38.2	5.5%
Basic and diluted earnings per share attributable to owners of the Company (Pounds Sterling)	0.02	0.01	100.0%	0.25	0.24	4.2%
Gross debt**	367.6	423.3	(13.2)%	367.6	423.3	(13.2)%
Cash and cash equivalents	36.2	25.6	41.4%	36.2	25.6	41.4%

* Adjusted EBITDA is a non-IFRS measure. See the accompanying Supplemental Notes and Exhibit for the reconciliation and definition of this non-IFRS measure and the reasons we believe this measure provides useful information to investors regarding the Group’s financial condition and results of operations.

** Gross debt has decreased by 15.9% since 30 June 2012 (£436.9 million).

Revenue Analysis

Commercial

Commercial revenue for the third quarter increased 31.9% year on year to £36.0 million driven by the addition of several new sponsorship deals. For the third quarter:

•                  Sponsorship revenue increased 52.2% to £21.0 million;

•                  Retail, Merchandising, Apparel & Product Licensing increased 9.5% to £9.2 million; and

•                  New Media & Mobile increased 13.7% to £5.8 million.

Broadcasting

Broadcasting revenues for the third quarter increased 28.4% year on year to £21.7 million. The main reason for this increase relates to progress to the Champions League Round of 16 (compared to exiting at the group stages in the prior year).

Matchday

Matchday revenues for the third quarter increased 27.8% year on year to £34.0 million, due primarily to an additional three home cup games in the quarter compared to the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the third quarter increased 18.6% year on year to £79.0 million.

Staff costs

Staff costs for the third quarter increased 25.1% year on year to £44.9 million, primarily due to new player signings, existing player wage increases and growth in commercial headcount. The nine months year to date increase is 15.1% year on year to £129.4 million.

Other operating expenses

Other operating expenses for the third quarter increased 50.3% year on year to £21.8 million, primarily due to an increase in domestic cup gateshare costs, catering direct costs, and police and security costs — associated with the four FA cup home games played in the quarter compared with none in the prior year quarter.

Depreciation & amortisation of players’ registrations

Depreciation for the third quarter decreased 9.5% year on year to £1.9 million, from £2.1 million in the prior period; and amortisation of players’ registrations for the quarter increased 7.2% year on year to £10.4 million. The unamortised balance of existing players’ registrations at 31 March 2013 was £126.5 million.

Exceptional items

Exceptional items for the third quarter were £nil compared with £4.4 million in the prior year quarter.

Profit on disposal of players’ registrations

Profit on the disposal of players’ registrations for the third quarter was £2.5 million compared with £2.1 million in the prior year quarter.

Net finance costs

Net finance costs for the third quarter increased £14.8 million year on year to £18.3 million. The main reason for this increase is a net adverse FX swing of £15.7 million year on year on translation of the Group’s US dollar denominated senior secured notes and cash balances, partially offset by a reduction in interest payable of £0.9 million following the re-purchase and retirement earlier in the fiscal year of US$101.7 million of US dollar denominated notes.

Unrealised foreign exchange losses/gains on translation of the Group’s US dollar denominated assets and liabilities are not a cash charge/benefit and could reverse depending on dollar/sterling exchange rate movements.  Any foreign exchange gain or loss on a cumulative basis on the Group’s US dollar denominated senior secured notes will not be realised until maturity in 2017 or earlier if the notes are redeemed prior to their maturity date.

Tax

The Group recorded a non-cash tax credit for the third quarter of £6.7 million. The credit reflects management’s revised best estimate of the effective tax rate for the year of 38%, which is lower than the rate estimated as of 31 December 2012. The effective tax rate for the year is higher than the US statutory tax rate of 35%, due to a current mismatch in the recognition of the UK and US deferred tax assets and liabilities. It should be noted that these are all non-cash tax charges. In the prior year third quarter the Group recorded a tax charge of £1.7 million.

Profit for the period

The profit for the period for the third quarter was £3.6 million compared with a profit of £1.1 million in the prior year quarter.

Earnings per share attributable to owners of the Company for the third quarter were £0.02 compared with £0.01 in the prior year quarter.

Cash flows

Cash used in operating activities for the third quarter was £23.6 million, a decrease of £0.7 million compared to £24.3 million net cash used in the prior year quarter.

Capital expenditure on property, plant and equipment and investment property for the third quarter was £1.3 million, a decrease of £0.3 million compared to £1.6 million in the prior year quarter.

Net player capital expenditure for the third quarter was £1.4 million, an increase of £2.3 million compared to £0.9 million net inflow in the prior year quarter.

Net cash used in financing activities for the third quarter was £7.2 million, an increase of £7.1 million compared to £0.1 million net cash used in the prior year quarter. During the third quarter the Group acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2.7 million. The Group also repaid the loan stock issued to the former minority shareholder of MUTV Limited amounting to £4.4 million. The Group now holds 100% of the issued share capital of MUTV Limited.

Cash and cash equivalents

Cash and cash equivalents at 31 March 2013 were £36.2 million compared to £25.6 million at 31 March 2012.

Borrowings

Total borrowings were £367.6 million at 31 March 2013 compared to £423.3 million at 31 March 2012. During the nine months we re-purchased and retired the sterling equivalent of £62.6 million of senior secured notes comprising US$101.7 million of US dollar denominated notes. The consideration paid amounted to £67.9 million.

Conference Call Information

The Company’s conference call to review the third quarter and nine months fiscal 2013 results will be broadcast live over the internet today, 2 May 2013 at 08:00 am Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 135 year heritage we have won 61 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2013	2012	2013	2012
Commercial % of total revenue	39.2%	38.6%	41.2%	36.4%
Nike and Aon % of Commercial	38.9%	48.5%	37.1%	44.3%
Partners and other % of Commercial	61.1%	51.5%	62.9%	55.7%
Broadcasting % of total revenue	23.7%	23.8%	27.0%	31.1%
Matchday % of total revenue	37.1%	37.6%	31.8%	32.5%
Home Matches Played
FAPL	5	5	15	15
UEFA competitions	1	2	4	5
Domestic Cups	4	—	5	1
Away Matches Played
UEFA competitions	1	2	4	5
Domestic Cups	1	2	2	4

Other
Employees at period end	792	710	792	710
Staff costs % of revenue	48.9%	50.7%	46.5%	45.7%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2012/13 season	3	7	5	4	19
2011/12 season	3	7	5	4	19

Contacts

Investor Relations:	Media:
Brendon Frey / Rachel Schacter	Philip Townsend
ICR	Manchester United plc
+1 203 682 8200	+44 161 868 8148
ir@manutd.co.uk	philip.townsend@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2013	2012	2013	2012
Revenue	91,721	70,768	278,093	245,828
Operating expenses	(79,069)	(66,544)	(227,049)	(203,001)
Profit on disposal of players’ registrations	2,520	2,066	8,025	7,896
Operating profit	15,172	6,290	59,069	50,723
Finance costs	(18,607)	(3,662)	(40,360)	(35,724)
Finance income	285	198	441	676
Net finance costs	(18,322)	(3,464)	(39,919)	(35,048)
(Loss)/profit before tax	(3,150)	2,826	19,150	15,675
Tax credit/(expense)	6,784	(1,709)	21,170	22,543
Profit for the period	3,634	1,117	40,320	38,218

Attributable to:
Owners of the Company	3,634	1,035	40,151	37,984
Non-controlling interest	—	82	169	234
	3,634	1,117	40,320	38,218

Earnings per share attributable to the owners of the Company:
Basic and diluted earnings per share (Pounds Sterling)	0.02	0.01 (1)	0.25	0.24 (1)
Weighted average shares outstanding (Thousands)	163,826	155,352	162,586	155,352

(1) As adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.1.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	31 March 2013	30 June 2012	31 March 2012
ASSETS
Non-current assets
Property, plant and equipment	252,888	247,866	243,863
Investment property	14,111	14,197	14,210
Goodwill	421,453	421,453	421,453
Players’ registrations	126,457	112,399	99,362
Trade and other receivables	2,500	3,000	13,000
Non-current tax receivable	—	—	2,500
Deferred tax asset	16,402	—	—
	833,811	798,915	794,388
Current assets
Derivative financial instruments	546	967	401
Trade and other receivables	74,297	74,163	45,199
Current tax receivable	2,500	2,500	—
Cash and cash equivalents	36,211	70,603	25,576
	113,554	148,233	71,176
Total assets	947,365	947,148	865,564

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	31 March 2013	30 June 2012(1)	31 March 2012(1)
EQUITY AND LIABILITIES
Equity
Share capital	52	50	50
Share premium	68,822	25	25
Merger reserve	249,030	249,030	249,030
Hedging reserve	398	666	99
Retained earnings/(deficit)	23,548	(12,671)	12,272
Equity attributable to owners of the Company	341,850	237,100	261,476
Non-controlling interests	—	(2,003)	(2,096)
	341,850	235,097	259,380
Non-current liabilities
Derivative financial instruments	1,571	1,685	1,628
Trade and other payables	21,384	22,305	22,645
Borrowings	362,102	421,247	416,676
Deferred revenue	17,980	9,375	11,619
Provisions	1,092	1,378	1,530
Deferred tax liabilities	22,416	26,678	31,995
	426,545	482,668	486,093
Current liabilities
Derivative financial instruments	154	—	6
Current tax liabilities	1,128	1,128	1,127
Trade and other payables	76,804	83,664	47,509
Borrowings	5,487	15,628	6,604
Deferred revenue	94,936	128,535	64,408
Provisions	461	428	437
	178,970	229,383	120,091
Total equity and liabilities	947,365	947,148	865,564

(1) As adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited; in £ thousands)

	Share capital	Share premium	Merger reserve	Hedging reserve	Retained earnings/ (deficit)	Total attributable to owners of the Company	Non- controlling interests	Total equity
Balance at 1 July 2011	—	249,105	—	(466)	(25,886)	222,753	(2,330)	220,423
Profit for the period	—	—	—	—	37,984	37,984	234	38,218
Cash flow hedges, net of tax	—	—	—	565	—	565	—	565
Currency translation differences	—	—	—	—	174	174	—	174
Total comprehensive income for the period	—	—	—	565	38,158	38,723	234	38,957
Proceeds from shares issued	50	25	—	—	—	75	—	75
Capital reorganisation(1)	—	(249,105)	249,030	—	—	(75)	—	(75)
Balance at 31 March 2012	50	25	249,030	99	12,272	261,476	(2,096)	259,380
(Loss)/profit for the period	—	—	—	—	(14,998)	(14,998)	93	(14,905)
Cash flow hedges, net of tax	—	—	—	567	—	567	—	567
Currency translation differences	—	—	—	—	55	55	—	55
Total comprehensive income/(loss) for the period	—	—	—	567	(14,943)	(14,376)	93	(14,283)
Dividends	—	—	—	—	(10,000)	(10,000)	—	(10,000)
Balance at 30 June 2012	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097
Profit for the period	—	—	—	—	40,151	40,151	169	40,320
Cash flow hedges, net of tax	—	—	—	(268)	—	(268)	—	(268)
Currency translation differences	—	—	—	—	(68)	(68)	—	(68)
Total comprehensive (loss)/ income for the period	—	—	—	(268)	40,083	39,815	169	39,984
Equity settled share-based payments	—	—	—	—	634	634	—	634
Proceeds from shares issued(2)	2	68,797	—	—	—	68,799	—	68,799
Acquisition of non-controlling interest in MUTV Limited(3)	—	—	—	—	(4,498)	(4,498)	1,834	(2,664)
Balance at 31 March 2013	52	68,822	249,030	398	23,548	341,850	—	341,850

(1) Adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.1.

(2) See supplemental note 1.2.

(3) See supplemental note 5.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2013	2012	2013	2012
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 3)	(4,938)	(6,055)	56,925	13,779
Interest paid	(18,963)	(18,601)	(46,897)	(43,553)
Interest received	285	444	442	823
Income tax (paid)/received	—	(64)	600	(3,274)
Net cash (used in)/generated from operating activities	(23,616)	(24,276)	11,070	(32,225)
Cash flows from investing activities
Purchases of property, plant and equipment	(1,311)	(1,597)	(10,649)	(9,638)
Purchases of investment property	—	—	—	(7,364)
Purchases of players’ registrations	(3,009)	(864)	(41,267)	(53,153)
Proceeds from sale of players’ registrations	1,606	1,751	7,969	6,124
Net cash used in investing activities	(2,714)	(710)	(43,947)	(64,031)
Cash flows from financing activities
Proceeds from issue of shares (see supplemental note 1.2)	—	—	70,258	—
Expenses directly related to the issue of shares (see supplemental note 1.2)	—	—	(1,459)	—
Acquisition of additional interest in subsidiary (see supplemental note 5)	(2,664)	—	(2,664)	—
Repayment of other borrowings	(4,534)	(86)	(67,330)	(28,463)
Net cash used in financing activities	(7,198)	(86)	(1,195)	(28,463)
Net decrease in cash and cash equivalents	(33,528)	(25,072)	(34,072)	(124,719)
Cash and cash equivalents at beginning of period	66,631	50,900	70,603	150,645
Exchange gains/(losses) on cash and cash equivalents	3,108	(252)	(320)	(350)
Cash and cash equivalents at end of period	36,211	25,576	36,211	25,576

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (“the Company”) and its subsidiaries (together “the Group”) is a professional football club together with related and ancillary activities. The Company is incorporated under the Companies Law (2011 Revision) of the Cayman Islands. The Company became the parent of the Group as a result of reorganisation transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares on the New York Stock Exchange (“NYSE”) in August 2012 as described more fully below.

1.1          The reorganisation transactions

The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became an indirect, wholly-owned subsidiary of Manchester United plc.

The new parent, Manchester United plc. had 155,352,366 shares in issue immediately after the reorganisation transactions and before the issue of new shares pursuant to the public offering. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012). In accordance with International Financial Reporting Standards, historic earnings per share calculations and the balance sheet as at 30 June 2012 and 31 March 2012 reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

1.2          Initial public offering (“IPO”)

On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14 per share and listed such shares on the NYSE. Net of underwriting costs and discounts, proceeds of $110,250,000 (£70,258,000) were received. Expenses of £1,459,000 directly attributable to this issue of new shares have been offset against share premium.

2              Earnings per share

Basic and diluted earnings per share is calculated by dividing the profit for the period attributable to owners of the Company by the weighted average number of ordinary shares in issue during the period, as adjusted for the reorganisation transactions described in supplemental note 1.1. The Company did not have any dilutive shares during the period (2012: none).

	Unaudited three months ended 31 March			Unaudited nine months ended 31 March
	2013	2012		2013	2012
Profit for the period attributable to owners of the Company (£’000)	3,634	1,035		40,151	37,984
Weighted average Class A ordinary shares (thousands)	39,826	31,352	(1)	38,586	31,352	(1)
Weighted average Class B ordinary shares (thousands)	124,000	124,000	(1)	124,000	124,000	(1)
Basic and diluted earnings per share attributable to owners of the Company (Pounds Sterling)	0.02	0.01	(1)	0.25	0.24	(1)

(1) As adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.1.

On 15 August 2012, the Company issued a further 139,895 Class A ordinary shares pursuant to the Company’s 2012 Equity Incentive Award Plan and listed such shares on the NYSE. The number of shares in issue as of 31 December 2012 was 163,825,595 shares comprising 39,825,595 Class A ordinary shares and 124,000,000 Class B ordinary shares.

3                               Cash (used in)/generated from operations

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit for the period	3,634	1,117	40,320	38,218
Tax (credit)/expense	(6,784)	1,709	(21,170)	(22,543)
(Loss)/profit before tax	(3,150)	2,826	19,150	15,675
Depreciation charges	1,974	2,111	5,743	5,671
Amortisation of players’ registrations	10,389	9,747	30,872	29,767
Profit on disposal of players’ registrations	(2,520)	(2,066)	(8,025)	(7,896)
Net finance costs	18,322	3,464	39,919	35,048
Share-based payments	153	—	634	—
Fair value losses/(gains) on derivative financial instruments	224	(25)	215	(265)
(Increase)/decrease in trade and other receivables	(12,393)	3,652	2,334	11,123
Decrease in trade and other payables and deferred revenue	(17,879)	(25,637)	(33,623)	(74,782)
Decrease in provisions	(58)	(127)	(294)	(562)
Cash (used in)/generated from operations	(4,938)	(6,055)	56,925	13,779

4              Reconciliation of Adjusted EBITDA to profit for the period

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Adjusted EBITDA	25,015	20,419	91,538	84,628
Adjustments:
Depreciation	(1,974)	(2,111)	(5,743)	(5,671)
Amortisation of players’ registrations	(10,389)	(9,747)	(30,872)	(29,767)
Exceptional items	—	(4,337)	(3,879)	(6,363)
Profit on disposal of players’ registrations	2,520	2,066	8,025	7,896
Net finance costs	(18,322)	(3,464)	(39,919)	(35,048)
Tax credit/(expense)	6,784	(1,709)	21,170	22,543
Profit for the period	3,634	1,117	40,320	38,218

5              Transactions with non-controlling interest

On 2 January 2013, the Group acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2,664,000. The Group now holds 100% of the issued share capital of MUTV Limited. The carrying amount of the non-controlling interests in MUTV Limited on the date of acquisition was (£1,834,000). The Group derecognised non-controlling interests of (£1,834,000) and recorded a decrease in equity attributable to owners of the Company of £4,498,000. The effect of changes in the ownership interest of MUTV Limited on the equity attributable to owners of the Company during the period is summarised as follows:

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Carrying amount of non-controlling interests acquired	(1,834)	—	(1,834)	—
Consideration paid to non-controlling interests	(2,664)	—	(2,664)	—
Amount recognised in equity attributable to owners of the Company	(4,498)	—	(4,498)	—

EXHIBIT

Non-IFRS Measures: Definitions and Use/Importance

The definitions of the non-IFRS measure utilised in this Press Release is set out below together with the reasons why we believe this measure provides useful information to investors regarding the Group’s financial condition and results of operations.

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, tax credit/(expense), depreciation, amortisation of, and profit on disposal of, players’ registrations and exceptional items. We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortisation) and items outside the control of our management (primarily income taxes and interest income and expense).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of Adjusted EBITDA to profit for the period is presented in supplemental note 4.